Exhibit 99.1

Press Release

VTTI ENERGY PARTNERS LP REPORTS FINANCIAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2015

LONDON, May 12, 2015 – VTTI Energy Partners LP (“VTTI” or the “Partnership”) (NYSE: VTTI) today reported its financial results for the first quarter ended March 31, 2015.

Highlights

•	Generated Adjusted EBITDA(1) of $50.9 million for the first quarter of 2015, exceeding the Adjusted EBITDA of $49.2 million forecast at the time of our initial public offering in August 2014 (the “IPO”).

•	Generated distributable cash flow(1) of $11.6 million for the first quarter of 2015, in line with the distributable cash flow of $11.5 million forecast at the time of the IPO.

•	Declared an increased quarterly cash distribution to unitholders of $0.2719 per unit with respect to the first quarter of 2015, representing a quarter-on-quarter increase of 3.6% and equivalent to $1.0876 per unit on an annualized basis. The implied distribution coverage ratio was 1.04x.

(1)	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures. See Appendix A for a reconciliation to the most directly comparable U.S. GAAP financial measure.

Financial and Operating Results Overview

The operating and financial performance of VTTI for the first quarter ended March 31, 2015, was consistent with our expectations.

Mr. Rob Nijst, Chief Executive Officer of VTTI, stated: “Our strong performance in the first quarter was in line with expectation and was achieved despite the ongoing volatility in commodity and foreign exchange markets, demonstrating the stability of our business model and sound financial management. Our future profitability and ability to pay an increased distribution is driven by growing product demand levels and the regional supply and demand energy imbalances that we continue to see in the global marketplace.”

Total operating income for the first quarter ended March 31, 2015 was $26.3 million while net income was $15.7 million. Adjusted EBITDA for the first quarter ended March 31, 2015 was $50.9 million and the Partnership generated $11.6 million of distributable cash flow, exceeding the forecasts at the time of the IPO of $49.2 million and $11.5 million respectively.

Cash Distribution

On April 30, 2015, the Board declared a quarterly cash distribution of $0.2719 per unit with respect to the first quarter of 2015. The implied distribution coverage ratio was 1.04x and is equivalent to $1.0876 per unit on an annualized basis. The cash distribution will be paid on May 15, 2015, to unitholders of record as of the close of business on May 11, 2015.

Financing and Liquidity

As of March 31, 2015, the Partnership had cash and cash equivalents of $25.5 million and total bank debt outstanding of $544.1 million (excluding restricted cash and debt held by affiliates), implying a net debt to Adjusted EBITDA ratio of 2.5x. During the first quarter of 2015, we increased our revolving credit facility limit from €500 million to €580 million and as of March 31, 2015, there was an undrawn amount of approximately $85 million available under the facility. Further, our sponsor, VTTI B.V., has the ability to lend money to the Partnership from its available sources of liquidity.

We believe that our current resources, including cash generated by the operations of the Partnership, are sufficient to meet the working capital requirements for our current business and to finance potential growth.

Outlook

Mr. Rob Nijst, Chief Executive Officer of VTTI commented: “VTTI has a robust and stable business model with no direct commodity price exposure. We have raised our distribution this quarter in line with our target set at the time of the IPO of achieving a mid-teens annual distribution growth and we remain on track to deliver our first dropdown within a year of our IPO. We are also continuing to look for expansion opportunities, both from internal organic opportunities and external strategic greenfield or brownfield acquisitions.”

About VTTI Energy Partners LP

VTTI Energy Partners LP is a publicly-traded master limited partnership formed in April 2014 by VTTI B.V. to own, operate, develop and acquire refined petroleum product and crude oil terminaling and related energy infrastructure assets on a global scale.

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and industry trends, the financial condition and liquidity, cash available for distribution and future capital expenditures are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, such matters as: future operating or financial results and future revenues and expenses; our future financial condition and liquidity; significant interruptions in the operations of our customers; future supply of, and demand for, refined petroleum products and crude oil; our ability to renew or extend terminaling services agreements; the credit risk of our customers; our ability to retain our key customers; including Vitol; operational hazards and unforeseen interruptions, including interruptions from terrorist attacks, hurricanes, floods or severe storms; volatility in energy prices; competition from other terminals; changes in trade patterns and the global flow of oil; future or pending acquisitions of terminals or other assets; business strategy, areas of possible expansion and expected capital spending or operating expenses; the ability of our customers to obtain access to shipping, barge facilities, third party pipelines or other transportation facilities; maintenance or remediation capital expenditures on our terminals; environmental and regulatory conditions, including changes in such laws relating to climate change or greenhouse gases; health and safety regulatory conditions, including changes in such laws; costs and liabilities in responding to contamination at our facilities; our ability to obtain financing; restrictions in our credit facilities, including expected compliance and effect of restrictive covenants in such facilities; fluctuations in currencies and interest rates; the adoption of derivatives legislation by Congress; our ability to retain key officers and personnel; the expected cost of, and our ability to comply with, governmental regulations and self-regulatory organization standards, as well as standard regulations imposed by our customers applicable to our business; risks associated with our international operations; compliance with the U.S. Foreign Corrupt Practices Act or the U.K. Bribery Act; risks associated with our potential business activities involving countries, entities, and individuals subject to restrictions imposed by U.S. or other governments; and tax liabilities associated with indirect taxes on the products we service. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on Form 20F which was filed with the United States Securities Exchange Commission on April 30, 2015 and is available via the SEC’s website at www.sec.gov. VTTI undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts

Hill + Knowlton Strategies New York,

Peter Poulos, +1 212 885 0588

Hill + Knowlton Strategies Amsterdam,

Tanno Massar, +31 20 4044707

SOURCE: VTTI Energy Partners LP

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

for the three months ended March 31, 2015 and 2014

(in US$ millions)

	Three Months Ended March 31,
	2015	2014
Revenues, third parties	15.1	15.7
Revenues, affiliates	54.2	57.8

Total revenues	69.3	73.5

Operating costs and expenses:
Operating costs	19.5	23.6
Depreciation and amortization	16.5	17.5
Selling, general and administrative	7.1	6.0
Loss on disposal of property, plant and equipment	(0.1)	—

Total operating expenses	43.0	47.1

Total operating income	26.3	26.4

Other income/(expense):
Interest expense, including related party	(2.6)	(7.5)
Other finance expense	(0.7)	(0.2)
Net loss on foreign currency transactions	(23.7)	(0.1)
Gain on derivative financial instruments	23.6	—

Total other income/(expense), net	(3.4)	(7.8)

Income before income tax expense	22.9	18.6
Income tax expense	(7.2)	—

Net income	15.7	18.6

Non-controlling interest	(11.2)	(1.1)

Net income attributable to VTTI Energy Partners LP Owners	4.5	17.5

VTTI ENERGY PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

as of March 31, 2015 and December 31, 2014

(in US$ millions)

	March 31,	December 31,
	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	25.5	36.3
Restricted cash	4.7	2.2
Trade accounts receivable	5.7	9.7
Affiliates	30.7	23.6
Other receivables and current assets	18.9	21.9
Prepaid expenses	3.4	1.7
Deferred tax assets	1.5	0.9
Derivative assets	13.1	7.7

Total current assets	103.5	104.0

Long-term assets:
Long-term receivables	1.0	1.2
Long-term prepaid expenses	24.4	22.7
Deferred tax assets	25.9	32.8
Property, plant and equipment	1,216.8	1,276.8
Intangible assets, net	35.7	40.2
Goodwill	110.0	119.6
Derivative assets	31.8	15.2
Deferred debt issuance costs	0.4	0.5

Total long-term assets	1,446.0	1,509.0

Total assets	1,549.5	1,613.0

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	16.5	16.5
Affiliates	5.5	4.4
Current instalments of long-term debt, affiliates	2.3	—
Derivative liabilities	7.4	5.6
Other liabilities and accrued expenses	22.6	31.4

Total current liabilities	54.3	57.9

Long-term liabilities:
Long-term debt, excluding current instalments	544.1	573.7
Derivative liabilities	6.3	8.4
Long-term debt, affiliates	64.4	56.1
Post-retirement benefit and post-employment obligation	11.0	11.8
Environmental provisions	20.2	23.0
Deferred tax liabilities	36.7	33.0
Other long-term liabilities	14.9	13.9

Total long-term liabilities	697.6	719.9

Total liabilities	751.9	777.8

Equity:
Total partners’ capital	282.8	289.1
Accumulated other comprehensive income	(11.4)	(6.0)
Non-controlling interest	526.2	552.1

Total equity	797.6	835.2

Total liabilities and equity	1,549.5	1,613.0

Basis of Preparation and Presentation

The accompanying unaudited interim financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information.

As of August 6, 2014, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to August 6, 2014, the statement of operations and balance sheet have been prepared on a “carve out” basis from the accounting records of the VTTI Group using actual results of operations, assets and liabilities attributable to the Partnership, including allocation of expenses from VTTI and are recorded at VTTI’s historical book value. The Partnership’s unaudited interim financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s terminal-owning and operating subsidiaries. See Note 2 of the audited consolidated and combined carve-out financial statements for the year ended December 31, 2014, as found in the Partnership’s Annual Report on Form 20-F which was filed with the SEC on April 30, 2015 and is available via the SEC’s website at www.sec.gov.

APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Adjusted EBITDA

We define Adjusted EBITDA as net income before interest expense, income tax expense, depreciation and amortization expense, as further adjusted to reflect certain other non-cash and non-recurring items.

Adjusted EBITDA is a non-GAAP supplemental financial measure that management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess our operating performance as compared to other publicly traded partnerships in the midstream energy industry, without regard to historical cost basis or financing methods, and the viability of acquisitions and other capital expenditure projects and the returns on investment in various opportunities.

We believe that the presentation of Adjusted EBITDA provides useful information to management in assessing our financial condition and results of operations. The U.S. GAAP measure most directly comparable to Adjusted EBITDA is net income. Our non-GAAP financial measure of Adjusted EBITDA should not be considered as an alternative to U.S. GAAP net income. Adjusted EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Because Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility. The following table reconciles net income to Adjusted EBITDA for the first quarter ended March 31, 2015.

(in US$ millions)	Three Months Ended March 31, 2015
Net income	15.7
Interest expense, including affiliates	2.6
Other items(a)	8.9
Depreciation and amortization	16.5
Income tax expense	7.2

Adjusted EBITDA(b)	50.9

(a)	Other items consist of non-cash items in operating expenses, anticipated timing differences between the recognition and receipt of revenues and gains and losses on foreign currency and interest rate financial derivatives.
(b)	Adjusted EBITDA contains a realized foreign currency derivative gain of $2.5 million resulting from the financial instrument we have in place to hedge EUR/USD movements in our operating cash flows.

Distributable Cash Flow (“DCF”)

Distributable cash flow represents Adjusted EBITDA after considering period financial costs including estimated maintenance and replacement capital expenditures and other reserves established by the Partnership. Estimated maintenance and replacement capital expenditures represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to distributable cash flow for the first quarter ended March 31, 2015.

(in US$ millions)	Three Months Ended March 31, 2015
Adjusted EBITDA	50.9
Cash interest expense(a)	(4.1)
Cash income tax expense	—
Maintenance capital expenditures	(7.8)
Cash flow attributable to non-controlling interest	(27.4)

Distributable cash flow	11.6
Total distribution	11.2
Coverage ratio	1.04x

(a)	Cash interest expense includes periodic cash settlement amounts for interest rate swap derivative financial instruments